Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

Mitra Surrell Direct Dial: 202-239-3685 E-mail: mitra.surrell@alston.com

March 1, 2016

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement on Schedule 14A – Monte Chesapeake Macro Strategies Fund, filed on February 12, 2016

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 19, 2016, relating to the Preliminary Statement on Schedule 14A filed on February 12, 2016 regarding the Monte Chesapeake Macro Strategies Fund (the “Fund”), a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission

March 1, 2016

Response #1

We have included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and the Definitive Proxy Statement on Schedule 14A; (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment #2

The SEC Staff notes that the Registrant did not file a form of proxy card. Please note that should be a part of the preliminary proxy materials going forward.

Response #2

The Registrant confirms that final form of proxy card will be provided in the final proxy materials.

Summary of the Proposals—Information Concerning Monte

Comment #3

Please add information in the “Information Concerning Monte” section and in the Q&A regarding Monte’s portfolio manager.

Response #3

The Registrant has revised the disclosure in response to your comment. Please see the following disclosure added to the “Information Concerting Monte” section:

Portfolio Manager

Annette A. Cazenave serves as Chief Investment Officer of the Adviser’s Mutual Fund Management Division. Ms. Cazenave has over 33 years of comprehensive experience in alternative asset management (specifically managed futures and derivatives) marketing and business management. Prior to Monte Capital Group, she was responsible for overall management of R.J. O’Brien Alternative Asset Management and its subsidiary, R.J. O’Brien Fund Management, a registered commodity pool operator, since November 2006. Between October 2011 and November 2013, Ms. Cazenave was Chief Executive Officer of RJO Investment Management, LLC, the Fund’s previous investment adviser, as well as the Chief

U.S. Securities and Exchange Commission

March 1, 2016

Investment Officer of the Mutual Fund Division. Additionally she served as Chief Executive Officer of R.J. O’Brien Securities, LLC a registered Broker/Dealer.

Prior to joining the R.J. O’Brien group of firms, Ms. Cazenave had become SVP of Refco Commodity Management following Refco’s acquisition of CIS Investments (“CISI,” a division on Cargill Investor Services “CIS”). Ms. Cazenave served as Vice President of CISI and head of CIS’ Investor Products Group.

Previously, she was President and Principal of Skylark Partners, Inc., in New York, a financial services consulting firm dedicated to the development of alternative investment products tailored to institutional and high net worth individuals. Additionally, Ms. Cazenave held senior level positions with ED&F Man Funds Division (now Man Investments) in New York (1986-1993) and E.D. & F. Man International Securities, where she focused on new product development, distribution, strategic planning and business development. Ms. Cazenave started her career in 1979 as a Sugar Trading assistant with Farr Man & Co.

Further, the following disclosure has been revised in the Q&A:

Q. How will the approval of the Amended Advisory Agreement and New Sub-Advisory Agreement affect me as a Fund shareholder?

A. The Fund and its investment objective will not change as a result of the approval of the Amended Advisory Agreement and New Sub-Advisory Agreement, and you will still own the same shares in the Fund. The terms of the Amended Advisory Agreement are identical to the current advisory agreement except for the advisory fee, date of execution, effectiveness and term. If approved by the shareholders, the New Sub-Advisory Agreement will have an initial two-year term and will be subject to annual renewal thereafter. Annette A. Cazenave, the portfolio manager who currently manages the Fund, will continue to manage the Fund under the Amended Advisory Agreement. Jerry Parker Jr., CEO of Chesapeake, who managed the commodity pools in which the Fund invested or sought exposure to, will manage the managed futures portion of the Fund pursuant to the Sub-Advisory Agreement. Additionally, the expense limitation agreement in place between the Adviser and the Fund will remain unchanged and will extend for another year.

U.S. Securities and Exchange Commission

March 1, 2016

Summary of the Proposals—Proposed Change to the Investment Advisory Fee

Comment #4

In the “Proposed Change to the Investment Advisory Fee” section and on pages 17 and 19 please show missing information that will be filed in the definitive in your response letter.

Response #4

The Registrant has provided the complete disclosure as follows in response to your comment. Please note that on page 19, the Registrant has deleted the disclosure regarding AST. Because there are so few shareholders in the Fund, the Registrant will not need the services of a proxy solicitation firm to assist in the solicitation of proxies.

Under its Current Advisory Agreement, Monte is entitled to receive from the Fund, as compensation for its services, a fee computed at an annual rate of 0.96% of average daily net assets. For the fiscal year ended November 30, 2015, Monte earned a gross advisory fee of $187,103, was paid a net advisory fee of $38,649 (after waivers) and waived $148,454 of its advisory fees.

The fee payable by the Fund to Monte under the Amended Advisory Agreement will be calculated on the average daily net assets of the Fund and computed at an annual rate of 1.70%. While the proposed advisory fees will be higher than the advisory fee currently paid by the Fund, Monte anticipates that the Fund’s fees will be reduced related to brokerage, incentive fees and the cost of swaps which affect and reduce the overall performance of the Fund. The amount of gross investment advisory fees that Monte would have earned in the fiscal year ended November 30, 2015, if the advisory fee rate proposed under the Amended Advisory Agreement had been in effect is $331,328. The percentage difference between the current advisory fee rate and the proposed advisory fee rate is 77.08%.

The chart below compares the actual (or net) fees paid to the Monte for the fiscal year ended November 30, 2015 to a hypothetical example of the amount of net fees that would have been paid had the Amended Advisory Agreement had been in place, and also shows the percentage difference between the actual and pro forma values.

U.S. Securities and Exchange Commission

March 1, 2016

Actual Fees Paid	Pro Forma Fees	Percentage Difference
$38,649	$38,649	0%

As of the Record Date, there were 3,517,558.067 shares of beneficial interest of the Fund issued and outstanding. There were 413,275.5950 of Class A shares outstanding, 7,223.8370 of Class C shares outstanding and 3,097,058.6350 of Class I shares outstanding.

Summary of the Proposals— Evaluation by the Board of Trustees

Comment #5

In the Performance discussion, please add disclosure detailing whether the Board considered continuing to employ Chesapeake in its role as commodity pool operator in managing the managed future’s portion of the Fund.

Explain the rational for the change in Chesapeake’s role as CPO to sub-adviser and increase fee structure.

Response #5

The Registrant has revised the disclosure in the Fees and Expense disclosure below in response to your comment. The Registrant believes that the discussion is more appropriate in that section.

The Board then discussed and considered Monte’s proposal to add Chesapeake as a sub-adviser for the managed futures portion of the Fund’s portfolio and Monte’s proposal to increase the advisory fee paid to it by the Fund from 0.96% of the Fund’s average net assets to 1.70% of the Fund’s average net assets (“New Advisory Fee”). The Board considered the proposed restructuring of the Fund, whereby Monte would hire Chesapeake to assist Monte in pursuing the Fund’s multi-asset, long/short global macro strategy by managing and investing a portion of the Fund’s assets directly in futures, forwards, options, spot contracts and swaps (collectively “Futures Interest Contracts”) rather than indirectly through investments in commodity pools managed by Chesapeake or swap agreements providing exposure to such commodity pools. The Board noted Monte’s belief that the costs associated with obtaining exposure to the multi-asset, long/short global macro strategy indirectly are too high. The Board further noted that

U.S. Securities and Exchange Commission

March 1, 2016

the commodity pools in which the Fund invests have performance or incentive fees in addition to management fees and that the swap agreements providing exposure to these commodity pools also have fees (“Underlying Fees”). The Board further noted that while these Underlying Fees do not appear in the Fund’s expense ratio, they do impact the overall performance of the Fund by reducing the return on these investments. The Board further considered Monte’s view that, while the New Advisory fee payable by the Fund as well as the Fund’s gross total annual operating expenses will increase if the investment advisory fee is increased, hiring Chesapeake as sub-adviser would reduce or eliminate these Underlying Fees and that such reduction will offset if not exceed the impact of the increased investment advisory fee on the Fund’s performance. In evaluating the proposed fee increase, the Board also considered and discussed the proposed restructuring of the Fund and the possibility of keeping the current investment advisory fee and structure in place. Additionally, the Board noted that Monte would be responsible for the sub-advisory fees payable to Chesapeake and that the proposed sub-advisory fee payable to Chesapeake was 0.85% of the Fund’s average net assets. The Board then reviewed the contractual arrangements for the Fund, including the expense reimbursement agreement which stated that Monte had agreed to waive or limit its advisory fee and/or reimburse expenses at least until March 31, 2017, in order to limit net annual operating expenses, exclusive of certain fees, so as not to exceed 2.00%, 2.75% and 1.75% of the Fund’ average net assets, for Class A, Class C and Class I shares, respectively. The Board noted that although the proposed New Advisory Fee was high in comparison to the Fund’s peer group, as a result of the Board’s earlier discussions and request, the proposed New Advisory Fee was twenty basis points lower than what Monte had originally proposed. The Board further noted that the Fund’s expense limitations, even with an advisory fee increase, would remain unchanged and found such arrangement to be beneficial to shareholders. The Board concluded that based on Monte’s experience, expertise and services to the Fund, the proposed New Advisory Fee to be charged by Monte, while at the high end, was within the bounds of advisory fees for a fund of this type.

Summary of the Proposals— General Description of Sub-Advisory Agreement

Comment #6

In the Investment Management Services section, please provide more detail about how Monte and Chesapeake will manage assets and what portion of the portfolio will be managed by Chesapeake.

U.S. Securities and Exchange Commission

March 1, 2016

Response #6

The section of the disclosure that the SEC staff refers to summarizes the terms of the proposed sub-advisory agreement, which does not specifically state the portion of the Fund’s assets that will be managed by Chesapeake. The Registrant has revised the disclosure in the first paragraph of the section entitled “PROPOSAL II — APPROVAL OF A NEW INVESTMENT SUB-ADVISORY AGREEMENT” as follows:

At the Special Meeting, shareholders will be asked to approve a new sub-advisory agreement (“New Sub-Advisory Agreement”) between Monte, the Fund’s investment adviser, and Chesapeake Capital Corp. (“Chesapeake”), the Fund’s proposed new sub-adviser. The Board has approved the restructuring of the Fund, whereby Monte will hire Chesapeake to pursue the Fund’s multi-asset, long/short global macro strategy by managing and investing a portion of the Fund’s assets directly in futures, forwards, options, spot contracts and swaps (collectively “Futures Interest Contracts”) rather than indirectly through investments in commodity pools managed by Chesapeake or swap agreements providing exposure to such pools. Chesapeake will, subject to shareholder approval of Proposal II, become the sub-adviser to the Fund. A general description of the proposed New Sub-Advisory Agreement is included below. The Fund currently does not have a sub-adviser. The Board approved the New Sub-Advisory Agreement at an in-person meeting held on January 26 and 27, 2016. Shareholder approval of the New Sub-Advisory Agreement must also be obtained, and the Board has authorized seeking such approval. The form of the New Sub-Advisory Agreement is included in Exhibit B.

Other Information

Comment #7

Item 5 of Schedule 14A requires that the Registrant disclose the interests of certain persons in matters to be acted upon. Please include this disclosure if it is applicable.

Response #7

The Registrant confirms that Item 5 of Schedule 14A is not applicable.

Other Information—Cost of Solicitation

Comment #8

Please describe the material terms of the contract with the proxy solicitation firm and what they will be doing.

U.S. Securities and Exchange Commission

March 1, 2016

Response #8

The Registrant has deleted the disclosure regarding AST. Because there are so few shareholders in the Fund, the Registrant will not need the services of a proxy solicitation firm to assist in the solicitation of proxies. Please also see the response to Comment #4 above.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and the Definitive Proxy Statement on Schedule 14A; (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3685.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell